June 24, 2019

Kenneth Stillwell
Chief Financial Officer
Pegasystems Inc.
One Rogers Street
Cambridge, MA 02142

       Re: Pegasystems Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 001-11859

Dear Mr. Stillwell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Efstathios Kouninis